# OFFERING MEMORANDUM

## PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Whetstone International Network LLC

2017 East Hillcrest Drive
Visalia, CA 93292

win.repair

20 units of Class B Non-Voting Membership Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 850 Class B Non-Voting Membership Units ($425,000)

**Maximum subject to adjustment for bonus units. See 10% Bonus below*

Minimum 20 Class B Non-Voting Membership Units ($10,000)

| | |
|---|---|
| **Company** | Whetstone International Network, LLC |
| **Company Address** | 2017 E. Hillcrest Dr., Visalia, California |
| **Description of Business** | Automotive repair made available through a real-time on-demand app |
| **Type of Security Offered** | Class B Non-Voting Membership Units |
| **Purchase Price of Security Offered** | $500.00 per unit |
| **Minimum Investment Amount (per investor)** | $500.00 |

**The 10% Bonus for StartEngine Shareholders**

Whetstone International Network, LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 10 Class B Non-Voting Membership Units at $500.00 / unit, you will receive 1 Class B Non-Voting Membership Units bonus units, meaning you'll own 11 units for $5,000. Fractional units will not be distributed and share bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

**Multiple Closings**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

## THE COMPANY AND ITS BUSINESS

### The company's business

*Description of Business*

Whetstone International Network, LLC is a software platform that will connect a network of individuals and businesses that provide vehicle repair and maintenance. Using our real-time on-demand application, (WIN Automotive Repair) we will connect service providers (Network) with vehicle owners in order to provide a superior service experience.

*Sales, Supply Chain, & Customer Base*

All services will be processed though the application. Whetstone International Network, LLC will impose a processing fee (percentage of total sale price) to all service providers on services rendered. The customer base is any smartphone, tablet, laptop owner that also is responsible for a vehicles up-keep.

*Competition*

The only known competition in this market is Your Mechanic. Their business model works slightly different from the aspect that they operate as the shop in the repair process. Setting the repair up with their independent vested mechanics for a set price and only focusing on a set amount of repairs. WIN Automotive Repair will focus on the entire vehicle.

*Liabilities and Litigation*

None

### The team

### Officers and directors

| | |
|---|---|
| John W. Whetstone, Sr. | Founder, Manager |

John W. Whetstone, Sr.
A problem-solving entrepreneur, has a long history of leading companies to success. Whetstone International Network, LLC, will not be the first organization that he has built from the ground up; his “see a need, fill a need” attitude built a million dollar organization while working alongside the largest railroad in the nation. For the past

20 years Mr. Whetstone has dedicated himself to managing high-priority projects, guiding peers into their lifelong profession and providing a standard of elevated craftsmanship. His ability to personalize business, recognize that the automotive industry needs to be revolutionized, and have the drive to see his dream come to fruition does not fall short of showing you that he is prepared to take this all-the-way. He made that decision after working at Safety Striping Service, Inc, a road striping company located in the central valley. He worked there as a fleet manager of their specialized fleet from March of 2013 thru May 2015. Mr. Whetstone made his official switch to the President, CEO, and Manager of Whetstone International Network in November of 2015. Whetstone International Network became a California Limited Liability company on November 30,2017.

Number of Employees: 1

**Related party transactions**

As of November 2017, Whetstone International Network, LLC entered an agreement with John W. Whetstone Sr., its CEO and Manager, in which Mr. Whetstone assigned all his intellectual property rights related to the WIN Automotive Repair App to the company in exchange for 5,100 Class A Voting Membership Units. At the present offering price, the value of that transaction was $2,550,000.

## RISK FACTORS

These are the principal risks that related to the company and its business:

- **Your investment could be illiquid for a long time** You should be prepared to hold this investment for several years or longer. There is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.
- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.** To be successful, Whetstone International Network, LLC requires capable people to run its day-to-day operations. As Whetstone International Network, LLC grows, it will need to attract and hire additional employees in sales, marketing, programmers, finance, legal, human resources and other areas. Depending on the economic environment and the company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right times. This would likely adversely impact the value of your investment.
- **This is a new and unproven service** Whetstone International Network, LLC, is going to provide a completely new all-encompassing vehicle service that will potentially disrupt an industry. Regardless of any current perceptions of the

market, it is entirely possible that our service will not gain significant acceptance with enough customers. In addition, it is possible that no company will be able to create a change in a market that refuses change.

- **There are competitors who are better positioned than we are to take the majority of the market** We will compete with larger, established companies who currently operate in this market. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent services earlier than us, or superior services than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the service developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that the competition will intensify.
- **Whetstone International Network, LLC, is a brand-new company.** It has no history, no clients, no revenues. If you are investing in Whetstone International Network, LLC, it's because you think the service is a good idea. That we will be able to successfully market and sell the service, that we can price it right and sell it to enough people so that the company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable
- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to properly market the service** We estimate that we will require at least $425,000.00 to commence building of the app. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.
- **Any valuation at this stage is pure speculation** No one is saying that Whetstone International Network, LLC, is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.
- **Our business projections are only estimates** There can be no assurance that Whetstone International Network, LLC, will meet those projections. There can be no assurance that the company and you will make money, or that there is sufficient demand for product, or that people think its a better option than the competition.

## OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

### Ownership

Name of Holder: John W. Whetstone, Sr.
Number and Class of Securities Now Held: 5,100 Class A Voting Membership Units
% of Voting Power Prior to the Offering: 100%.

### Classes of securities

- Class A Voting Membership Unit: 5,100 units issued and outstanding

  Whetstone International Network, LLC is authorized to issue up to 10,000 units (total of 7,100 Class A Voting Units and 2,900 Class B Nonvoting Units), of which there are a total of 5,100 Class A Voting Units and 83 Class B Nonvoting Units currently outstanding. This will be a 850 Class B Nonvoting Unit offering, of which Whetstone International Network, LLC will distribute K-1's to all members in accordance with the terms of the Operating Agreement and as required by law.

**Voting Rights**

Class A Voting Membership Units - Each Class A Voting Membership Unit shall carry the right to cast one vote on any matter presented for consent or approval by the Members of the Company, and be entitled to distributions and allocations of Profits and Losses.

Class B Nonvoting Membership Units - Each Class B Nonvoting Membership Unit shall carry no right to vote, but shall be entitled only to distributions and allocations of Profits and Losses.

**Profit Rights**

Members of Whetstone International Network, LLC, will be entitled to receive profits, if any, as may be declared from time to time by the board of Manager out of legally available funds. Furthermore we have never declared or paid cash profits to any of our members and do not anticipate paying any cash profits after this offering or in the foreseeable future.

**Rights to Receive Liquidation Distributions**

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Class B Nonvoting Membership Units as well as Class A Voting Membership Units, are entitled to share in all of our assets remaining after payment of liabilities and any liquidation preference in the Operating Agreement.

- Class B Nonvoting Membership Unit: 83 units issued and outstanding

Whetstone International Network, LLC is authorized to issue up to 10,000 units (total of 7,100 Class A Voting Units and 2,900 Class B Nonvoting Units), of which there are a total of 5,100 Class A Voting Units and 83 Class B Nonvoting Units currently outstanding. This will be a 850 Class B Nonvoting Unit offering, of which Whetstone International Network, LLC will distribute K-1's to all members in accordance with the terms of the Operating Agreement and as required by law.

**Voting Rights**

Class A Voting Membership Units - Each Class A Voting Membership Unit shall carry the right to cast one vote on any matter presented for consent or approval by the Members of the Company, and be entitled to distributions and allocations of Profits and Losses.

Class B Nonvoting Membership Units - Each Class B Nonvoting Membership

Unit shall carry no right to vote, but shall be entitled only to distributions and allocations of Profits and Losses.

**Dividend Rights**

Members of Whetstone International Network, LLC, will be entitled to receive profits, if any, as may be declared from time to time by the Manager out of legally available funds. Furthermore we have never declared or paid cash profits to any of our members and do not anticipate paying any cash profits after this offering or in the foreseeable future.

**Rights to Receive Liquidation Distributions**

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Class B Nonvoting Membership Units as well as Class A Voting Membership Units, are entitled to share in all of our assets remaining after payment of liabilities and any liquidation preference in the Operating Agreement.

**What it means to be a Minority Holder**

As a minority holder of a Class B Nonvoting Membership Unit, you will have limited ability, if at all, to influence our policies or any other company matter, including the election of managers, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

**Dilution**

1. Investors should understand the potential for dilution. Each Investor's stake in Whetstone International Network, LLC, could be diluted due to the Company issuing additional units. In other words, when Whetstone International Network, LLC, issues more units, the percentage of the Company that you own could decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a securities offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising securities options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into units.

If Whetstone International Network, LLC, decides to issue more units, an Investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (although this typically occurs only if Whetstone International Network, LLC, was to offer dividends or distribute profits, and most early stage companies are unlikely to offer dividends or distribute profits, preferring to invest any earnings into the

Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings.

An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of Whetstone International Network, LLC, or expecting each unit to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

## Financial Condition

## Results of Operation

Whetstone International Network, LLC, has not yet generated any revenues and does not anticipate doing so until, the complete building and delivery of the WIN Automotive Repair App, to both the app stores, which we do not anticipate occurring until December of 2018. Based on Whetstone International Network, LLC, forecast, with the liquidity of the anticipated full raise amount, the company anticipates that operations of the business will proceed until December 2018, without additional revenue generation.

## Financial Milestones

Whetstone International Network, LLC is investing all capital raised, in the building and betterment of its own WIN Automotive Repair App, and believes the company will generate positive net income beginning in 2019. Whetstone International Network, LLC is prepared to meet the financial challenges brought on by starting a new tech-start-up head on. It is the company's core belief that the technology behind the WIN Automotive Repair App is truly ground breaking and will be a disrupting force for good in the automotive industry.

Whetstone International Network, LLC, successfully finished its first financial milestone just last month, with a small raise of $41,500. Achieving this milestone just two months after start-up, and serving as a proof of concept raise, only tapping the Manager's close friends and family, has shown the validity of the paradigm altering technology.

## Liquidity and Capital Resources

Whetstone International Network, LLC, is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If Whetstone International Network, LLC, is successful in this offering, the company will seek a second round of funding anticipated to commence in July of 2018. This only other planned capital raise is assumed to take place utilizing the crowdfunding portal. The second round of funding is anticipated to be a capital raise in the amount of $399,500, This capital will be used in order to cover marketing cost scheduled to begin in November of 2018.

## Indebtedness

Whetstone International Network, LLC, has not had any material terms of indebtedness.

## Recent offerings of securities

- 2018-01-01, Regulation D, Rule 504 and 506, 83 Class B Nonvoting Membership

Units. Use of proceeds: Professional services and marketing

**Valuation**

$2,591,500.00

Whetstone International Network, LLC had its value set by its founder. He calculated how much he believes it will take to become profitable and how much of the company he was willing to sell in order to get there. Its also worth noting that he believes the vaulation is low (as most founders do), but with an automotive repair market in the United States of $200 billion annually, the founder believes it doesn't take someone of his experiance to see the value of an app that improves this experience for everyone. The first true valuation is not anticipated to happen until one year after the first sale of service thru the WIN Automotive Repair App.

**USE OF PROCEEDS**

| | **Offering Amount Sold** | **Offering Amount Sold** |
|---|---|---|
| **Total Proceeds:** | $10,000 | $425,000 |
| Less: Offering Expenses | | |
| StartEngine Fees (6% total fee) | $600 | $25,500 |
| **Net Proceeds** | $9,400 | $399,500 |
| **Use of Net Proceeds:** | | |
| Building Cost | | $298,000 |
| Marketing | $5,000 | $5,000 |
| Working Capital | | $5,000 |
| Operating Cost | | $59,600 |
| Legal Counsel | $4,400 | $31,900 |
| **Total Use of Net Proceeds** | $9,400 | $399,500 |

Whetstone International Network, LLC, is seeking to raise $425,000 in this offering through regulation crowdfunding. If Whetstone International Network, LLC, manages to raise the full amount of $425,000, the company believes the amount will last until December of 2018 and plans to use the proceeds over the course of that time as follows: Whetstone International Network, LLC, has agreed to pay Start Engine Capital, LLC , which owns the intermediary funding portal StartEngine.com, a fee of 6% on all funds raised. This means Whetstone International Network, LLC, will pay on the minimum raised $600 and maximum of $25,500. The net proceeds of this offering, whether minimum or maximum will be used to cover the cost of building the WIN Automotive Repair App and the legal counsel associated with said app.

The identified uses of proceeds are subject to the sole discretion of the LLC Manager based on the business needs of Whetstone International Network, LLC.

### *Irregular Use of Proceeds*

Whetstone International Network, LLC, might incur irregular use of proceeds that may include but are not limited to the following: vendor payments and salary made to one's self, a friend or relative; any expense labeled "administration expenses" that is not strictly for administrative purposes; any expense labeled "travel and entertainment"; any expense that is for the purposes of inter-company debt or back payments.

## REGULATORY INFORMATION

### Disqualification

No disqualifying event has been recorded in respect to Whetstone International Network, LLC, or its officers or directors.

### Compliance failure

Whetstone International Network, LLC, has not previously failed to comply with Regulation CF.

### Annual Report

Whetstone International Network, LLC, will make annual reports available on our website thru our investors page at win.repair/investors. The annual reports will be available within 120 days after the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
Whetstone International Network LLC

*[See attached]*

# WHETSTONE INTERNATIONAL NETWORK LLC
# DBA WIN AUTOMOTIVE REPAIR

## FINANCIAL STATEMENTS

**Year Ended December 31, 2017**

## TABLE OF CONTENTS

| | Page No. |
|---|---|
| INDEPENDENT ACCOUNTANTS' REVIEW REPORT | 1 |
| FINANCIAL STATEMENTS | |
| Balance Sheet | 2 |
| Statement of Income and Member's Equity | 3 |
| Statement of Cash Flows | 4 |
| Notes to Financial Statements | 5 |

M. Green and Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To John W. Whetstone, Sr.
Whetstone International Network LLC
DBA WIN Automotive Repair
Visalia, California

We have reviewed the accompanying financial statements of Whetstone International Network LLC, DBA WIN Automotive Repair, a single member limited liability company, which comprise the balance sheet as of December 31, 2017, and the related statements of income and member's equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountants' Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants (AICPA). Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountants' Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

M Green and Company LLP

Tulare, California
February 9, 2018

*308 South M Street • Post Office Box 118 • Tulare, California 93275-0118 • Telephone (559) 688-7401 • Fax (559) 686-1297*
*E-mail: tulare@mgreencpas.com • Web Site: www.mgreencpas.com*

## WHETSTONE INTERNATIONAL NETWORK LLC
## DBA WIN AUTOMOTIVE REPAIR

### BALANCE SHEET
### DECEMBER 31, 2017

**ASSETS**

| | | |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash | $ | 5,449 |

**LIABILITIES AND MEMBER'S EQUITY**

| | | |
|---|---|---|
| **CURRENT LIABILITIES:** | | |
| Advances from potential investors | $ | 41,500 |
| **MEMBER'S EQUITY:** | | |
| Member's equity (deficit) | | (36,051) |
| Total liabilities and member's equity | $ | 5,449 |

See accompanying notes and independent accountants' review report.

# WHETSTONE INTERNATIONAL NETWORK LLC
# DBA WIN AUTOMOTIVE REPAIR

## STATEMENT OF INCOME AND MEMBER'S EQUITY
## YEAR ENDED DECEMBER 31, 2017

| | | |
|---|---|---|
| **SALES:** | | |
| Income | | $ - |
| **OPERATING EXPENSES:** | | |
| Professional services | $ 28,946 | |
| Travel | 756 | |
| Promotion | 1,060 | |
| Office expense | 1,708 | |
| Auto expense | 3,581 | |
| Total operating expenses | | 36,051 |
| Net loss from operations | | (36,051) |
| Member's contributions | | - |
| Member's equity (deficit), end of year | | $ (36,051) |

See accompanying notes and independent accountants' review report.

## WHETSTONE INTERNATIONAL NETWORK LLC
## DBA WIN AUTOMOTIVE REPAIR

### STATEMENT OF CASH FLOWS
### YEAR ENDED DECEMBER 31, 2017

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net loss | $ | (36,051) |
| **CASH FLOWS FROM FINANCING ACTIVITIES:** | | |
| Advances from potential investors | | 41,500 |
| Net increase in cash | | 5,449 |
| Cash, January 1, 2017 | | - |
| Cash, December 31, 2017 | $ | 5,449 |

See accompanying notes and independent accountants' review report.

# WHETSTONE INTERNATIONAL NETWORK LLC
# DBA WIN AUTOMOTIVE REPAIR

## NOTES TO FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2017

### NOTE 1 – Nature of Operations

Whetstone International Network LLC, DBA WIN Automotive Repair (the Company) is a California single member limited liability company formed in December 2017 for the purpose of developing a technology application to connect consumers to automotive repair businesses. The sole member as of December 31, 2017, is the Company's founder, John W. Whetstone, Sr. The Company expects to seek funding in early 2018 for the development of the application and will convert to a partnership at that time. The Company has $41,500 of funding tentatively advanced from potential investors as of December 31, 2017.

### NOTE 2 – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For the purposes of these financial statements, the Company considers cash in checking and all other highly liquid investments with original maturities of three months or less at date of purchase to be cash and cash equivalents.

### NOTE 3 – Concentration of Credit Risk

The Company maintains its cash balances at a major bank with a strong credit rating. All accounts are insured through the Federal Deposit Insurance Corporation up to a balance of $250,000. The Company did not have any uninsured cash balances at December 31, 2017. The Company has not experienced any losses relating to such investments.

### NOTE 4 – Income Taxes

Income from single member limited liability companies is combined with the income and expenses of the member from other sources and reported in the member's individual federal and state individual income tax returns. The Company is not a taxpaying entity for the purposes of federal and state income taxes, and thus no income taxes have been recorded in these financial statements. The Company is, however, subject to an annual payment of $800 plus an annual limited liability fee based on gross receipts as well as the related filing requirements.

## NOTE 5 – Professional Services

The amount shown as expenses for professional services represents amount paid to John Whetstone during the year ended December 31, 2017, for services rendered by him in developing the Company's intellectual property.

## NOTE 6 – Fair Value

Accounting principles generally accepted in the United States of America require disclosure of an estimate of fair value of certain financial instruments. The Company's only significant financial instrument is cash. For this financial instrument, carrying value approximates fair value.

## NOTE 7 – Subsequent Events

Management has evaluated subsequent events through February 9, 2018, the date the financial statements 9were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

Whetstone International Network, LLC is pending **StartEngine Approval.**



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Investors

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Raised of $10K - $425K goal

# Whetstone International Network, LLC

Never fear car repair again!

Small OPO · Visalia, CA · Software & Services · US Investors Only




BRAKE
CHECK

## The day the **light** came on!

On a cold, wet afternoon in February, the founders received a call from one of his sister. She was having car problems and needed his help. He was limited as to what he could do for her, as she was more than a thousand miles away. At work at the time, he set out to help her troubleshoot the issue. After work, as he was coaching football, he was still going back and forth with her, trying to decipher the problem; and finally, as he was making a late dinner for his kids, she decided just to have the car towed in to a local shop in order to have it repaired. This possed a new array of problems for her: how, where, when, who and with what? The situation was incredibly frustrating for both of them! She needed a tow-truck, but it was late. She needed a shop, but they were all closed. She needed the repairs done quickly, but that meant making a lot of phone calls; not having money she could afford to waste, how could she be sure that she was even speaking with a qualified shop in order to have the repairs done right. This was the moment the light came on, and the WIN Automotive Repair App was born. A better way is on the horizon!

## With the **WIN Automotive Repair App** your car repair is just a click away!

### The need for "a better way"........

Why is it that our cars always seem to fail at the most inconvenient times? While on vacation, on our way to work, as we are leaving the store with ice cream melting in the back, etc. If this isn't enough to cause you anxiety, just remember all the other things you had on your list that now you're going to be forced to shuffle around, and while you're shuffling you also have to try and figure out your repair options. Even in the best case situation, it's a pain! As a mechanic, car owner, business owner, and father, our founder feels the same way. There has to be a better way!



## Invest in the WIN Automotive Repair App

$500/Class B Non-Voting Unit | $500 Minimum Investment
When you invest you are betting the company's future value will exceed $3M.

This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

*For details on the bonus, please see the **Offering Summary** below.*

# Dream it...Make it...WIN it!

*The work begins!*

With the realization of an industry that was truly in need of a change and an idea for a paradigm-altering app, our founder set forth to put his 25+ years of experience in the mechanical field to work. He spent the better part of the next year working through the problems in the industry and the ways to fix them. Once he finished building the infrastructure of this new app, he formed a list of things that needed to be done in order to bring the WIN Automotive Repair App to the masses! Below you will find that list. Currently we are at the raising-capital stage, having financed all the first steps himself.



**THE LIST**

Steps already complete!

1. Poll the public to identify issues
2. Create a wire-frame layout of the app
3. Research other on-demand apps
4. Develop algorithms
5. Locate and secure a build team
6. Draft a business plan
7. Validate the final product
8. File LLC paperwork with state secretary

**The next steps....**

9. **Raise Capital**
10. **Bring equity crowdfunding live**
11. **Build app**
12. **File for final patent**
13. **Run real-world tests**
14. **Register app on the Apple and Android OS**
15. **Market the app**

To ensure that he had come up with something that would not only benefit the average person's life but would actually be a change that everyone in the automotive industry could be excited about, he hit the road and pitched the idea in its entirety to close family and friends all throughout the Western United States. In all he covered over 15,000 miles in a total of 9 states, all in 55 days. After meeting with car owners, mechanics, shop owners, fleet managers, entrepreneurs, and engineers, we at WIN are proud to say that we maxed-out the first round of funding that the SEC allows in a small friends and family round which is 35 unaccredited investors. While validating the new app, this left us short of our fund-raising goal. It also left us with a lot of people wanting to invest, and even more that he had not yet pitched to, therefore the decision was made to shift gears to equity crowdfunding. While initially worried about crowdfunding and the security of his ground-breaking app, it has proven itself to be an ideal medium for this venture. It also allows us to bring on the remaining investors needed to complete this journey.

## YOUR CAR


Anteros
PEUGEOT
Artega
RENAULT
Audi
Plymouth
PORSCHE
DE TOMASO
TVR
NOBLE
HONDA
BUICK
DODGE
SUBARU
SEAT
CORVETTE
Ascari
INFINITI
Mercury
PONTIAC
Ford
SATURN
ASTON MARTIN
GIUGIARO
ACURA
BUGATTI
VOLVO
CHRYSLER
NISSAN
HOLDEN
JAGUAR
LINCOLN

OUR MECHANICS



TODAY'S TECHNOLOGY



PUTTING IT ALL TOGETHER FOR THE WIN!

## KNOWLEDGE IS POWER

The WIN Automotive Repair App will be the go-to place for car owners seeking help for their vehicles. No more asking your family, friends or co-workers for recommendations as to whom they trust with their second most expensive asset. No more calling around for repair quotes. No more wasted time and money on your automotive repairs and maintenance. No more hoping that the mechanic at the shop has experience with your specific vehicle needs. Knowing more is the key and WIN Automotive Repair is your locksmith!


P2P


SAVE
MONEY




24 HOUR SERVICE
24/7
365
365 DAYS A YEAR

Bringing power to the people in order to elevate the repair experience!

The WIN Automotive Repair App keeps your hard-earned cash where it belongs....in your pocket. All repairs are processed electronically through the app. WIN also aims to save you up to 70% on the current cost of your repairs. With our customers saving money, and giving our service providers the ability to earn more money it's a win-WIN! Plus, you will have access to our service providers 24 hours a day, 7 days a week, 365 days a year. Never fear those car repairs again with WIN. Moving an industry forward while improving lives on all sides is the goal and is what the WIN Automotive Repair App offers.


SMS

**With the WIN Automotive Repair app you'll be able to use that smartphone/tablet/laptop to -**

- Build and update your own personal profile - locations / vehicles / log-in / password / payment preference
- Enter as many vehicles as you own in your profile
- Help your teenage kids / elderly parent / friends in need by scheduling and paying for their repairs from states away
- See our providers experience / education / availability / rating
- Know that all our service providers have passed both a thorough criminal background check and a work-history background check
- Schedule and receive updates on repairs / maintenance
- Receive up-front pricing before any and all repairs are made
- Find a service provider 24 hours a day / 7 days a week
- Save preferred providers in order to expedite the next repair
- Save a truckload of time / money / headaches / money / worry / money / and so much more......money

## - Automotive Repair Market -

Massive - is how we at WIN describe this market. Shoot, if you live in California you see the market-size everyday! More specifically, according to the Green Car Report in 2014 the world market is 1.2 billion cars on the road, and expected to top 2 billion by 2035. The US is currently the second-largest market at just over 253 million vehicles, according to the Los Angeles Times. California is the home of 10% of the US registered cars, with just over 25 million, according to the California DMV. The California DMV also states that LA County alone has over 6 million registered vehicles. With the average American household home to 2.28 vehicles, according to a study by Experian Automotive, it doesn't take much to see just how large this market is.

### WHAT WE SPEND

All these cars break down or require maintenance everyday. According to a report put out in 2015 by AAA, the average annual cost of repair and maintenance is $766.50.


AAA
$8698
is the average annual cost to own and operate a vehicle in the U.S., which is
down 2%
from 2014.
DEPRECIATION
$3,654/year
42%
FUEL
$1,681.50/year
19.3%
INSURANCE
$1,115/year
12.8%
MAINTENANCE
$766.50/year
8.8%
FINANCE CHARGES
$669/year
7.7%
LICENSE, TAXES & REGISTRATION
$665/year
7.7%
TIRES
$147/year
1.7%
YOUR DRIVING COSTS
2015
NewsRoom.AAA.com



Do the math - Based on all the stats above, in LA County they spend $4.6 billion annually on their car maintenance/repair, California spends $19.1 billion, the United States collectively spends $200 billion, and worldwide we spend $920 billion. WIN Automotive Repair App will have several different revenue streams feeding its growth and lining our investors pockets. We will charge a processing fee on every transaction, sell product-specific advertising, and advanced services. Our plan is to have a soft roll-out in late 2018, the location will be Fresno County in Central California. Accourding to the California DMV Fresno County has 500,000 registered vehicles and should provide WIN with a large enough market to make good money and yet small enough that we can make any adjustments needed without them being detrimental.

--------------------------------------------------------

- THE BOTTOM LINE -

Our goal is for WIN to get the word out and capture 10% of the Fresno County area marketplace, conservatively, within the first year. This would put the annual net at $3.8 million.

# JOIN WIN AND WE'LL CHANGE THE WORLD TOGETHER


T E A M
TOGETHER EVERYONE ACHIEVES MORE

**February 2015**


win

### Thought Process

The founder realized he could revolutionize an industry that hadn't been "serviced" itself for over a century, by putting an end to the frustration that comes along with owning a car.

**November 2015**

### Inception!!!

The founder finally decides to dedicated himself to putting pen to paper, to ensure the app would flow easily for all users.

**May 2016**

### Partners!

WIN partnered with Shift 3 Technologies of Fresno, Ca. to ensure we had a team of qualified tech engineers who could bring this idea to fruition.

**November 2017**

### WIN is an LLC

We are an official business! Thank you for your support and encouragement. Without you, we wouldn't be WINning!

**March 2018**

### Let it Begin!

Our objective is to use equity crowdfunding to run a 90-day campaign for $425,000 from 850 units.

**December 2018**

### WIN WILL WIN

By this time next year, we anticipate, to have started the BETA test within Central California, while also kicking off round two of crowd funding to support marketing and advertisement.

**April of 2019**

### Grand Opening

We anticipate, that this will be our official rollout. Save the Time Frame and keep an eye out for further information.

## Meet Our Team



### John W. Whetstone, Sr.

Founder, Manager

*A problem-solving entrepreneur, has a long history of leading companies to success. Whetstone International Network, LLC, will not be the first organization that he has built from the ground up; his "see a need, fill a need" attitude built a million dollar organization while working alongside the largest railroad in the nation. For the past 20 years Mr. Whetstone has dedicated himself to managing high-priority projects, guiding peers into their lifelong profession and providing a standard of elevated craftsmanship. His ability to personalize business, recognize that the automotive industry needs to be revolutionized, and have the drive to see his dream come to fruition does not fall short of showing you that he is prepared to take this all-the-way. He made that decision after working at Safety Striping Service, Inc, a road striping company located in the central valley. He worked there as a fleet manager of their specialized fleet from March of 2013 thru May 2015. Mr. Whetstone made his official switch to the President, CEO, and Manager of Whetstone International Network, LLC in November of 2015.*

## Offering Summary

Maximum 850 Class B Non-Voting Units ($425,000)

**Maximum subject to adjustment for bonus units. See 10% Bonus below*

Minimum 20 Class B Non-Voting Units ($10,000)

| | |
|---|---|
| **Company** | Whetstone International Network, LLC |
| **Corporate Address** | 2017 E. Hillcrest Dr., Visalia, California |
| **Description of Business** | Automotive repair made available through a real-time on-demand app |
| **Type of Security Offered** | Class B Non-Voting Units |
| **Purchase Price of Security Offered** | $500.00 |
| **Minimum Investment Amount (per investor)** | $500.00 |

**The 10% Bonus for StartEngine Shareholders**

Whetstone International Network, LLC will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 10 shares of Class B Non-Voting Units at $$500.00 / share, you will receive 1 Class B Non-Voting Units bonus shares, meaning you'll own 11 shares for $5,000. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

## Irregular Use of Proceeds

Whetstone International Network, LLC, might incur irregular use of proceeds that may include but are not limited to the following: vendor payments and salary made to one's self, a friend or relative; any expense labeled "administration expenses" that is not strictly for administrative purposes; any expense labeled "travel and entertainment"; any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow Whetstone International Network, LLC to get notified of future updates!

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Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

?

VIDEO TRANSCRIPT (Exhibit D)

WIN Automotive Repair - Hello everyone my name is John Whetstone. I am the founder of WIN Automotive Repair and I'm super excited to talk to you a little bit about this revolutionary new technology uniquely positioned to improve all of our automotive repair experiences. You see, each and every year our vehicles become more and more advanced. With technological improvements like hybrids, electric vehicles, and autonomous cars, we now more than ever find ourselves in need of a better way to repair and do the required maintenance on all our vehicles. The WIN Automotive Repair app was developed to fill that need. It was designed as a mutually beneficial, real-time, on-demand app that connects car owners with mechanics, shops, dealers, or the endless amount of other companies that we rely on, to keep us on the road, each and every day. You see with WIN we make it easy, the next time that your car needs fuel, the oil needs changed, you need a new set of tires, maybe the check engine light came on, you need a new transmission, or maybe you got rear-ended on the way to work; your help could be as close as a cell phone that you have in your hand. - WIN Automotive Repair

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

**EXHIBIT F TO FORM C**

**ADDITIONAL COMPANY DOCUMENTS**

# OPERATING AGREEMENT
# FOR
# WHETSTONE INTERNATIONAL NETWORK, LLC
# A CALIFORNIA LIMITED LIABILITY COMPANY

THE SECURITIES REPRESENTED BY THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER ANY STATE SECURITIES LAWS. SUCH SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED UNLESS QUALIFIED AND REGISTERED UNDER APPLICABLE STATE AND FEDERAL SECURITIES LAWS OR UNLESS, IN THE OPINION OF COUNSEL SATISFACTORY TO THE COMPANY, SUCH QUALIFICATION AND REGISTRATION IS NOT REQUIRED. ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS AGREEMENT IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS, AND CONDITIONS WHICH ARE SET FORTH HEREIN.

OPERATING AGREEMENT
OF
WHETSTONE INTERNATIONAL NETWORK, LLC
A CALIFORNIA LIMITED LIABILITY COMPANY

This Operating Agreement is entered into as of November 30, 2017, by the person(s) set forth on the attached Exhibit "A" (referred to individually as a "Member" and collectively as the "Members").

RECITALS

A. The Members have formed a limited liability company under the California Revised Uniform Limited Liability Company Act. The Articles of Organization of the limited liability company filed with the California Secretary of State on November 30, 2017, are hereby adopted and approved by the Members.

B. The Members enter into this Agreement to provide for the governance of the limited liability company and the conduct of its business, and to specify respective rights and obligations.

AGREEMENT

ARTICLE 1
DEFINITIONS

Capitalized terms used in this Agreement have the meanings specified in this Article or elsewhere in this Agreement and when not so defined shall have the meanings set forth in Corporations Code §17701.02.

1.1 "*Act*" means the California Revised Uniform Limited Liability Company Act (Corporations Code §§17701.01–17713.13), including any amendments.

1.2 "***Adjusted Capital Contribution***" is defined in Section 4.6(a).

1.3 "***Adjusted Capital Account Deficit***" is defined in Section 4.3(a).

1.4 "***Affiliate***" of a Member or Manager means any Person directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Member or Manager. The term "***control***" (including the terms "***controlled by***" and "***under common control with***") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through membership, ownership of voting securities, by contract, or otherwise.

1.5 "*Agreement*" means this operating agreement, as originally executed and as amended from time to time.

1.6 "*Articles of Organization*" is defined in Corporations Code §17701.02(b) as applied to this Company.

1.7 "*Available Cash*" means all net revenues from the Company's operations, including net proceeds from all sales, refinancings, and other dispositions of Company property that the Manager, in the Manager's sole discretion, deems in excess of the amount reasonably necessary for the operating requirements of the Company, including debt reduction and Reserves.

1.8 "*Book Adjustments*" means, for any item of Company property for a given fiscal year, adjustments with respect to Book Value for depreciation, cost recovery, or other amortization deduction or gain or loss computed in accordance with Treasury Regulation §1.704–1(b)(2)(iv)(g), including Book Depreciation.

1.9 "*Book Depreciation*" means, for any item of Company property for a given fiscal year, a percentage of depreciation or other cost recovery deduction allowable for federal income tax purposes for that item during that fiscal year equal to the result (expressed as a percentage) obtained by dividing (1) the Gross Asset Value of that item at the beginning of the fiscal year (or the acquisition date during the fiscal year) by (2) the federal adjusted tax basis of the item at the beginning of the fiscal year (or the acquisition date during the fiscal year). If the adjusted tax basis of an item is zero, the Manager may determine Book Depreciation, provided that he or she does so in a reasonable and consistent manner.

1.10 "*Capital Account*" means the account maintained for each Member, consisting of the Member's initial Capital Contribution and adjusted in accordance with Section 3.6.

1.11 "*Capital Contribution*" means the amount of money, services rendered, and the fair market value of any property contributed to the Company by a Member (net of liabilities secured by the contributed property that the Company is considered to assume or take "subject to" under Internal Revenue Code §752) in consideration of a Percentage Interest held by that Member. A Capital Contribution shall not be deemed a loan.

1.12 "*Capital Event*" means a sale or disposition of any of the Company's capital assets, the receipt of insurance and other proceeds on account of an involuntary conversion of Company property, the receipt of proceeds from a refinancing of Company property, or a similar event with respect to Company property or assets.

1.13 "*Company*" means Whetstone International Network, LLC, a California limited liability company.

1.14 "*Company Minimum Gain*" is defined in Section 4.3(b).

1.15 [Reserved.]

1.16 "***Corporations Code***" means the California Corporations Code.

1.17 "***Electronic transmission by the Company***" and "***electronic transmission to the Company***" have the meanings set forth in Corporations Code §17701.02(i)(1)–(2).

1.18 "***Encumber***" means the act of creating or purporting to create an Encumbrance, whether or not perfected under applicable law.

1.19 "***Encumbrance***" means, with respect to any Membership Interest, or any part of it, a mortgage, pledge, security interest, lien, proxy coupled with an interest (other than as contemplated in this Agreement), option, or preferential right to purchase.

1.20 "***Gross Asset Value***" means, for any item of property of the Company, the item's adjusted basis for federal income tax purposes, except that:

(a) The initial Gross Asset Value of any item of property contributed by a Member to the Company shall be the fair market value of that property, as mutually agreed by the contributing Member and the Company;

(b) The Gross Asset Value of any item of Company property shall be adjusted as of the following times:

(1) the acquisition of an interest or additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution;

(2) the distribution of money or other property (other than a de minimis amount) by the Company to a Member as consideration for a Transferable Interest in the Company; and

(3) the liquidation of the Company within the meaning of Treasury Regulation §1.704–1(b)(2)(ii)(g); provided, however, that adjustments under clauses (1) and (2) above shall be made only if the Members have determined that the Company must revalue its assets in accordance with Treasury Regulation §1.704–1(b)(2)(iv)(f);

(c) The Gross Asset Value of any Company asset distributed to any Member shall be the book value of that asset on the date of distribution; and

(d) The Gross Asset Value of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted tax basis of those assets under Internal Revenue Code §734(b) or §743(b), subject to the limitations imposed by Internal Revenue Code §755 and only to the extent that those adjustments are taken into account in determining Capital Accounts under Treasury Regulation §1.704–1(b)(2)(iv)(m), and if the Gross Asset Value of an asset has been determined or adjusted under paragraph (a), (b), or (d) of this Section 1.20, that Gross Asset Value shall thereafter be adjusted by the Book Adjustments, if any, taken into account for the asset for purposes of computing Profits and Losses.

1.21 "***Initial Members***" means those Persons whose names are set forth in Exhibit "A" to this Agreement.

1.22 [Reserved.]

1.23 "***IRC***" means the Internal Revenue Code of 1986, as amended, and any successor provision.

1.24 "***Losses***." See Section 4.2.

1.25 "***Majority of Members***" means a Member or Members whose Percentage Interests represent more than fifty percent (50%) of the Percentage Interests of all the Members.

1.26 "***Manager***" means the Person named in Section 2.9, or any Person who becomes a Manager in accordance with this Agreement.

1.27 "***Member***" means an Initial Member or a Person who otherwise acquires a Membership Interest, as permitted under this Agreement, and who has not ceased to be a Member under Article 8 or for any other reason.

1.28 "***Member Nonrecourse Debt***" is defined in Section 4.3(c).

1.29 "***Member Nonrecourse Debt Minimum Gain***" is defined in Section 4.3(d).

1.30 "***Member Nonrecourse Deductions***" is defined in Section 4.3(e).

1.31 "***Membership Interest***" means a Member's entire interest and rights in the Company, collectively, including the Member's Membership Units as described in Article 3, a Member's Transferable Interest, any right to Vote or participate in management, and the right to information concerning the business and affairs of the Company.

1.32 "***Nonrecourse Deductions***" is defined in Section 4.3(f).

1.33 "***Nonrecourse Liability***" is defined in Section 4.3(g).

1.34 "***Notice***" means a Written notice required or permitted under this Agreement. A notice shall be deemed given or sent when deposited, as certified mail or for overnight delivery, postage and fees prepaid, in the United States mails; when delivered to Federal Express, United Parcel Service, DHL WorldWide Express, or Airborne Express, for overnight delivery, charges prepaid or charged to the sender's account; or when personally delivered to the recipient; when transmitted by electronic transmission by or to the Company (see Section 1.17).

Any correctly addressed notice that is refused, unclaimed, or undeliverable because of an act or omission of the party to be notified shall be deemed effective as of the first date that the notice was refused, unclaimed, or deemed undeliverable by the postal authorities, messenger, or overnight delivery service.

Any party may change its address, electronic mail address, or fax number by giving the Manager Notice of the change.

1.35 "***Percentage Interest***" means the proportionate amount of each Member's Membership Interest, expressed as a percentage, calculated as the number of Membership Units (as described in Article 3) held by a Member, divided by the total number of Membership Units issued by the Company, as such percentage may be adjusted from time to time under the terms of this Agreement.

1.36 "***Person***" means an individual, partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

1.37 "***Profits***" and "Losses" are defined in Section 4.2.

1.38 "***Proxy***" means a written authorization signed or an electronic transmission authorized by a Member or the Member's attorney-in-fact giving another Person the power to exercise the voting rights of that Member. A Proxy may not be transmitted orally.

1.39 "***Regulations***," "***Reg***," or "***Treasury Reg***" means the income tax regulations promulgated by the United States Department of the Treasury and published in the Federal Register for the purpose of interpreting and applying the provisions of the Code, as those Regulations may be amended from time to time, including corresponding provisions of applicable successor regulations.

1.40 "***Reserves***" means the reserves that the Manager, in the Manager's sole discretion, deems reasonably necessary to meet accrued or contingent liabilities of the Company, reasonably anticipated operating expenses, and working capital requirements.

1.41 "***Tax Item***" means each item of income, gain, loss, deduction, or credit of the Company.

1.42 "***Tax Matters Partner***" or "***Partnership Representative***" in each case means the Person designated in Section 6.6.

1.43 "***Transfer***" means any sale, assignment, gift, Encumbrance, or other disposition of a Membership Interest or any part of a Membership Interest, directly or indirectly, including by operation of law, under court order, foreclosure of a security interest, execution of a judgment or other legal process, or otherwise, including a purported transfer to or from a trustee in bankruptcy, receiver, or assignee for the benefit of creditors, but excluding an Encumbrance that is expressly permitted under this Agreement.

1.44 "***Transferable Interest***" means the right, as originally associated with a Person's capacity as a Member, to receive distributions from the Company in accordance with the terms of this Agreement, whether or not the Person remains a Member, and the right to information with respect to the Company as provided to a "transferee" under Corporations Code §17704.10.

1.45 "***Transferee***" means a Person who has acquired all or part of a Member's Transferable Interest in the Company, by a Transfer in accordance with the terms of this Agreement, but who has not become a Member.

1.46 "***Transferring Member***" means a Member who by a Transfer has transferred a Transferable Interest in the Company to a Transferee.

1.47 [Reserved.]

1.48 "***Vote***" means a written consent, a ballot cast, a voice vote at a meeting, or consent given by electronic transmission to the Company.

1.49 "***Voting Interest***" means, with respect to a Member, the right to Vote concerning the business and affairs of the Company provided under the provisions of this Agreement except as superseded by the Act. A Member's Voting Interest shall be based on the Member's interest in Class A Voting Membership Units only as described in this Agreement.

1.50 "***Writing***," whether capitalized or not, includes any form of recorded message capable of comprehension by ordinary visual means, and when used to describe communications between the Company and its Members, "writing" shall include electronic transmissions by and to the Company as defined in Corporations Code §17701.02(i).

1.51 "***Written***" or "***in writing***," whether capitalized or not, includes facsimile and other electronic communication authorized by the Corporations Code.

## ARTICLE 2
## ORGANIZATIONAL MATTERS

2.1 Formation. The Articles of Organization were filed with the California Secretary of State on November 30 2017, File Number 201733510024. A copy of the Articles of Organization as filed is attached to this Agreement as Exhibit B.

2.2 Name of Company. The name of the Company is Whetstone International Network, LLC and may also do business as WIN Automotive Repair. The business of the Company may be conducted under these names, or, in compliance with applicable laws, any other additional names that the Manager deems appropriate.

2.3 Address of Company. The principal executive office of the Company shall be at 2017 East Hillcrest Drive, Visalia, California 93292, or any other place or places determined by the Manager from time to time. The mailing address of the Company is the same as the principal office.

2.4 Agent for Service of Process. The initial agent for service of process on the Company shall be John W. Whetstone, Sr., whose street address is 2017 East Hillcrest Drive, Visalia, California 93292. The Manager from time to time may change the Company's agent for service of process. The Manager shall notify the Secretary of State of any change to the agent for service of process.

2.5 Business Purposes. The Company shall engage in the business of development, implementation and sale of software applications.

2.6 Limited Liability Company. The Members intend the Company to be a limited liability company under the Act, classified as a partnership for federal and state income taxes, to the maximum extent possible. The rights and liabilities of the Members and Manager shall be determined under the Act and this Agreement. To the extent that the rights or obligations of any Member or Manager are different because of any provision of this Agreement than those rights and obligations would be in the absence of that provision, this Agreement shall control to the extent permitted by the Act. Neither the Manager nor any Member shall take any action inconsistent with the express intent of the parties to this Agreement.

2.7 Term of Company's Existence. The term of existence of the Company shall commence on the date that the Articles of Organization are filed with the California Secretary of State, and shall continue until terminated by the provisions of this Agreement or as provided by law.

2.8 Initial Members. The names and addresses of the Initial Members are as set forth in Exhibit A.

2.9 Manager. The Manager of the Company shall be John W. Whetstone, Sr., whose address is 2017 East Hillcrest Drive, Visalia, California 93292.

## ARTICLE 3
## MEMBERSHIP UNITS, CAPITAL AND CAPITAL CONTRIBUTIONS

3.1 Membership Units. The Company is authorized to issue a total of 10,000 Membership Units consisting of two classes, including 7,100 Class A Voting Membership Units and 2,900 Class B Nonvoting Membership Units (interchangeably referred to as "Membership Units").

(a) Class A Voting Membership Units. Each Class A Voting Membership Unit shall carry the right to cast one vote on any matter presented for consent or approval by the Members of the Company, and be entitled to distributions and allocations of Profits and Losses.

(b) Class B Nonvoting Membership Units. Each Class B Nonvoting Membership Unit shall carry no right to vote, but shall be entitled only to distributions and allocations of Profits and Losses.

3.2 Capital Contributions. Each Member shall contribute capital to the Company in the form of money or property, as more particularly specified in Exhibit A, which shall thereafter be deemed the Member's initial Capital Contribution. The initial Fair Market Value of each item of contributed property (net of liabilities secured by that property, if any), which the Company is considered to assume or to take "subject to" under Internal Revenue Code §752, is also set forth in Exhibit A, together with the description and amount of these liabilities. If a Member fails to make the initial Capital Contributions specified in this Section within thirty (30) days after the effective date of this Agreement, that Member's entire Membership Interest shall terminate, and that Member shall indemnify and hold the Company and the other Members harmless from any loss, cost, or expense, including reasonable attorney fees caused by the failure to make the initial Capital Contribution.

3.3 Additional Contributions. No Member shall be required to make any additional Capital Contributions.

3.4 Additional Members. The authorized Membership Units may be offered by the Company from time to time on such terms and conditions as the Manger may determine in the Manger's sole discretion. A purchaser of Membership Units duly authorized by the Manager and issued by the Company shall be admitted as an additional Member ("Additional Member") upon the Company's receipt of the capital contribution required by the terms of the purchase and the issuance of the authorized Membership Units by the Company. Any Additional Member agrees to be bound by all of the terms and conditions of this Agreement on the basis of accepting the Membership Units. No person shall be admitted as an additional member of the Company without the consent of the Manger, regardless of whether such person has acquired a Membership Unit of the Company from another Member or otherwise.

3.5 [Reserved.]

3.6 Capital Accounts. An individual Capital Account for each Member shall be maintained in accordance with the requirements of Treasury Regulation §1.704–1(b)(2)(iv) and adjusted in accordance with the following provisions:

(a) A Member's Capital Account shall be increased by that Member's Capital Contributions, that Member's share of Profits, and any items in the nature of income or gain that are specially allocated to that Member under Article 4.

(b) A Member's Capital Account shall be increased by the amount of any Company liabilities assumed by that Member subject to and in accordance with the provisions of Treasury Regulation §1.704–1(b)(2)(iv)(c).

(c) A Member's Capital Account shall be decreased by (a) the amount of cash distributed to that Member; (b) the Fair Market Value of any property of the Company so distributed, net of liabilities secured by the distributed property that the distributee

Member is considered to assume or to be subject to under Internal Revenue Code §752; and (c) the amount of any items in the nature of expenses or losses that are specially allocated to that Member under Article 4.

(d) A Member's Capital Account shall be reduced by the Member's share of any expenditures of the Company described in Internal Revenue Code §705(a)(2)(B) or that are treated as section 705(a)(2)(B) expenditures under Treasury Regulation §1.704–1(b)(2)(iv)(i) (including syndication expenses and losses nondeductible under Internal Revenue Code §267(a)(1) or §707(b)).

(e) If any Transferable Interest (or portion thereof) is Transferred, the transferee of the Transferable Interest or portion shall succeed to the transferor's Capital Account corresponding to the interest or portion.

(f) The principal amount of a promissory note that is not readily traded on an established securities market and that is contributed to the Company by the maker of the note shall not be included in the Capital Account of any Person until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Treasury Regulation §1.704–1(b)(2)(iv)(d)(2).

(g) Each Member's Capital Account shall be increased or decreased as necessary to reflect a revaluation of the Company's property assets in accordance with the requirements of Treasury Regulations §§1.704–1(b)(2)(iv)(f) and 1.704–1(b)(2)(iv)(g), including the special rules under Treasury Regulation §1.701–1(b)(4), as applicable. The provisions of this Agreement respecting the maintenance of Capital Accounts are intended to comply with Treasury Regulation §1.704–1(b) and shall be interpreted and applied in a manner consistent with those Regulations.

3.7 No Return of Capital Contribution. A Member shall not be entitled to a return of any part of the Member's Capital Contribution or to receive any distributions, whether of money or property, from the Company except as provided in this Agreement.

3.8 Interest. No interest shall be paid on Capital Contributions or on the balance of a Member's Capital Account.

3.9 Limited Liability. A Member shall not be bound by, or be personally liable for, the expenses, liabilities, or obligations of the Company except as otherwise provided in the Act or in this Agreement.

3.10 No Priority of Treatment. Except as otherwise expressly provided in this Agreement, no Member shall have priority over any other Member with respect to the return of a Capital Contribution or distributions or allocations of income, gain, losses, deductions, credits, or items thereof.

## ARTICLE 4
## ALLOCATIONS AND DISTRIBUTIONS

4.1 Priority of Allocations. The Profits and Losses of the Company and all items of Company income, gain, loss, deduction, or credit shall be allocated, for Company book purposes and for tax purposes, to each Member in accordance with that Member's Percentage Interest.

4.2 Profit and Losses. As used in this Agreement, "Profits and Losses" means, for each fiscal year or other period specified in this Agreement, an amount equal to the Company's taxable income or loss for that year or period, determined in accordance with Internal Revenue Code §703(a), including all Tax Items required to be stated separately under Internal Revenue Code §703(a)(1), with the following adjustments:

(a) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Loses shall be added to taxable income or loss;

(b) Any expenditures of the Company described in Internal Revenue Code §705(a)(2)(B) or treated as Internal Revenue Code §705(a)(2)(B) expenditures under Treasury Regulation §1.704–1(b)(2)(iv)(i) and not otherwise taken into account in computing Profits or Losses shall be subtracted from taxable income or shall increase that loss;

(c) When book values are used, gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Fair Market Value of the property disposed of, notwithstanding that the adjusted tax basis of the property differs from its Fair Market Value;

(d) When book values are used, in lieu of depreciation, amortization, and other cost recovery deductions taken into account in computing taxable income or loss, there shall be taken into account Book Depreciation for that fiscal year or other period, computed in accordance with the definition of "Book Depreciation" in Section 1.11; and

(e) Notwithstanding the foregoing provisions of this Section 4, any items of income, gain, loss, or deduction that are specially allocated shall not be taken into account in computing Profits or Losses under Section 4.1.

4.3 Definitions Relating to Special Allocations. The following definitions shall apply for purposes of this Article 4.

(a) "***Adjusted Capital Account Deficit***" means, with respect to any Member, the deficit balance, if any, in the Member's Capital Account as of the end of the relevant fiscal year of the Company, after the Member's Capital Account has been adjusted as follows: (1) increased by the amount of the Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, and (2) decreased by the amount of the items described in Treasury Regulation §1.704–1(b)(2)(ii)(d)(4)–(6).

This definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulation §1.704–1(b)(2)(ii)(d) and shall be interpreted consistently with that Regulation.

(b) "***Company Minimum Gain***" has the meaning set forth in Treasury Regulation §1.704–2(d)(1).

(c) "***Member Nonrecourse Debt***" is defined in Treasury Regulation §1.704–2(b)(4).

(d) "***Member Nonrecourse Debt Minimum Gain***" for a fiscal year of the Company means the net increase in Minimum Gain attributable to Member Nonrecourse Debt, determined as set forth in Treasury Regulation §1.704–2(i)(2).

(e) "***Member Nonrecourse Deductions***" has the meaning set forth in Treasury Regulation §1.704–2(i)(2). For any Company fiscal year, the amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt equals the net increase during that fiscal year in Member Nonrecourse Debt Minimum Gain attributable to that Member Nonrecourse Debt during that fiscal year, reduced (but not below zero) by the amount of any distributions during that year to the Member bearing the economic risk of loss for Member Nonrecourse Debt if the distributions are both from the proceeds of the Member Nonrecourse Debt and are allocable to an increase in Member Nonrecourse Debt Minimum Gain attributable to the Member Nonrecourse Debt, all as determined according to the provisions of Treasury Regulation §1.704–2(i)(2). In determining Member Nonrecourse Deductions, the ordering rules of Treasury Regulation §1.704–2(j) shall be followed.

(f) "***Nonrecourse Deductions***" has the meaning set forth in Treasury Regulation §1.704–2(c). The amount of Nonrecourse Deductions for a Company fiscal year equals the net increase in the amount of Company Minimum Gain during that fiscal year, reduced (but not below zero) by the aggregate amount of any distributions during that fiscal year of proceeds of a Nonrecourse Liability that are allocable to an increase in Company Minimum Gain.

(g) "***Nonrecourse Liability***" has the meaning set forth in Treasury Regulation §1.752–1(a)(2).

4.4 Certain Special Allocations. The following special allocations shall be made in the following order:

(a) *Company Minimum Gain Chargeback*. If there is a net decrease in Company Minimum Gain during a fiscal year, each Member shall be allocated, before any other allocation under this Section, items of Company income and gain for the fiscal year equal to that Member's share of the net decrease in Company Minimum Gain as determined in accordance with Treasury Regulation §1.704–2(g)(2).

(b) *Member Nonrecourse Debt Minimum Gain Chargeback*. If there is a net decrease in Member Nonrecourse Debt Minimum Gain during a fiscal year (as defined in the Regulations), any Member with a share of the Member Nonrecourse Debt Minimum Gain attributable to that Member's Nonrecourse Debt as of the beginning of the fiscal year should be allocated items of Company income and gain for that year (and, if necessary, subsequent years) equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. A Member's share of net decrease in Member Nonrecourse Debt Minimum Gain shall be determined under Treasury Regulation §1.704–2(g)(2). A Member shall not be subject to the foregoing chargeback to the extent permitted under Treasury Regulation §1.704–2(i)(4).

(c) *Qualified Income Offset*. If any Member unexpectedly receives an adjustment, allocation, or distribution described in Treasury Regulation §1.704–1(b)(2)(ii)(d)(4), (d)(5), or (d)(6), that Member shall be allocated items of Company income and gain (consisting of a prorata portion of each item of Company income, including gross income and gain for that fiscal year) in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of that Member as quickly as possible; provided that an allocation under this Section 4.4(c) shall be made only if and to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Agreement have been made as if this Section 4.4(c) were not in the Agreement.

(d) *Gross Income Allocation*. In the event any Member has a deficit Capital Account at the end of any Company fiscal year in excess of the sum of:

(1) The amount the Member is obligated to restore under any provision of this Agreement, and

(2) The amount the Member is deemed to be obligated to restore under Treasury Regulation §1.704–2(g)(1), (i)(5), each such Member shall be specially allocated items of Company income in the amount of the excess as quickly as possible; except that an allocation under this Section 4.4(d) shall be made only if and to the extent that the Member would have a deficit Capital Account in excess of that sum after all other allocations provided for in this Article 4 have been made as if Section 4.4(c) and this Section 4.4(d) were not in the Agreement.

(e) *Member Nonrecourse Deductions*. Any Member Nonrecourse Deductions for any Company fiscal year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which those Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation §1.704–2(i)(1).

(f) *Nonrecourse Deductions*. Nonrecourse Deductions for any fiscal year shall be specially allocated in proportion to their respective allocations of Profits for that fiscal year.

(g) *Section 754 Adjustments*. To the extent an adjustment to the adjusted tax basis of any Company asset under Internal Revenue Code §734(b) or §743(b) is required under Treasury Regulation §1.704–1(b)(2)(iv)(m)(2) or §1.704–1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of the Member's interest in the Company, the amount of the adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis), and the gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event that Treasury Regulation §1.704–1(b)(2)(iv)(m)(2) applies, or to the Partner to whom the distribution was made in the event that Treasury Regulation §1.704–1(b)(2)(iv)(m)(4) applies.

4.5 Allocations of Member Nonrecourse Deductions. Member Nonrecourse Deductions for any fiscal year of the Company shall be allocated to the Members in the same proportion as Profits are allocated under Section 4.1, provided that any Member Nonrecourse Deductions for any fiscal year or other period shall be allocated to the Member who bears (or is deemed to bear) the economic risk of loss with respect to the Member Nonrecourse Debt to which those Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation §1.704–2(i)(2).

4.6 Allocation of Profits from Capital Events. In any fiscal year of the Company, Profits in excess of Losses of the Company resulting from a Capital Event in that fiscal year shall be allocated to the Members in the following order:

(a) To Members whose Adjusted Capital Contributions are in excess of their Capital Accounts, in proportion to those excesses, until all of those excesses have been eliminated. "***Adjusted Capital Contributions***" means, with respect to each Member, the excess of that Member's contribution to the capital of the Company over all prior distributions to the Member that have resulted from Capital Events.

(b) Among the Members in the proportion that the Capital Contribution of each Member bears to the total Capital Contributions of all Members.

4.7 Allocation of Losses From Capital Events. In any Company fiscal year, Losses in excess of Profits of the Company, resulting from a Capital Event in that fiscal year, shall be allocated to the Members with positive Capital Accounts, in proportion to their positive Capital Account balances, until no Member has a positive Capital Account. For this purpose, Capital Accounts shall be reduced by the adjustments set forth in Treasury Regulation §1.704–1(b)(2)(ii)(d)(4)–(6).

4.8 Allocations Respecting Asset Distributions. Any Unrealized Appreciation or Unrealized Depreciation in the values of Company property distributed in kind to all the Members shall be treated in accordance with applicable law.

4.9 Allocations Respecting Contributed Property. Any item of income, gain, loss, or deduction with respect to any property (other than cash) that has been contributed by a Member to the capital of the Company, or that has been revalued under the provisions of Section 3.6(g), and that is required or permitted to be allocated to the Member for income tax purposes under Internal Revenue Code §704(c) so as to take into account the variation between the tax basis of the property and its Fair Market Value at the time of its contribution, shall be allocated solely for income tax purposes in the manner required or permitted under Internal Revenue Code §704(c) using the "traditional" method described in Treasury Regulation §1.704–3(b), except that any other method allowable under applicable Regulations may be used for any contribution of property with respect to which there is agreement among the contributing Member and the Manager (and, if the Manager and the contributing Member are Affiliates, a Majority of Members who are not Affiliates of the Manager).

4.10 Allocations Between Transferor and Transferee. In the case of a Transfer of a Transferable Interest during any fiscal year of the Company, the Transferring Member and Transferee shall each be allocated Profits or Losses based on the number of days each of them held the Transferable Interest during that fiscal year. If the Transferring Member and Transferee agree to a different proration and advise the Manager of the agreed proration before the date of the Transfer, Profits or Losses from a Capital Event during that fiscal year shall be allocated to the holder of the Transferable Interest on the day the Capital Event occurred. If a Transferee makes a subsequent Transfer, the Transferee shall be considered a "Transferring Member" with respect to the subsequent Transferee for purposes of these allocations.

4.11 Re-Evaluation of Company Assets.

(a) The Gross Asset Value of all Company property shall be adjusted at the following times:

(1) on the acquisition of an interest or additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution;

(2) on the distribution of money or other property (other than a de minimis amount) by the Company to a Member as consideration for a Transferable Interest in the Company; and

(3) on the liquidation of the Company within the meaning of Treasury Regulation §1.704–1(b)(2)(ii)(g), provided, however, that adjustments under clauses (1) and (2) above shall be made only in the event of a revaluation of Company property under Section 3.6(g) in accordance with Treasury Regulation §1.704–1(b)(2)(iv)(f).

(b) The Gross Asset Value of Company property shall be increased or decreased to reflect adjustments to the adjusted tax basis of the property under Internal Revenue Code §732, §733, or §743, subject to the limitations imposed by Internal Revenue Code §755 and Treasury Regulation §1.704–1(b)(2)(iv)(m).

(c) If the Gross Asset Value of an item of property has been determined or adjusted under Section 1.24, or subsection (a) or (b) of this Section 4.11, the Gross Asset Value shall be adjusted by the Book Depreciation, if any, taken into account with respect to that property for purposes of computing Profits and Losses.

4.12 Compliance With Law and Regulations. It is the intent of the Members that each Member's allocated share of Company Tax Items be determined in accordance with this Agreement to the fullest extent permitted by Internal Revenue Code §704(b)–(c). Notwithstanding anything to the contrary in this Agreement, if the Company is advised that, as a result of the adoption of new or amended regulations under Internal Revenue Code §704(b)–(c), or the issuance of authorized interpretations, the allocations provided in this Agreement are unlikely to be respected for federal income tax purposes, the Manager is granted the power to amend the allocation provisions of this Agreement, on advice of accountants and legal counsel, to the minimum extent necessary for the allocation provisions to be respected for federal income tax purposes.

4.13 Available Cash From Business Operations. All Available Cash, other than revenues or proceeds from a Capital Event or the dissolution of the Company, shall be distributed among the Members in the same manner as Profits. The parties intend that Available Cash shall be distributed as soon as practicable following the Manager's determination that cash is available for distribution. The parties acknowledge that no assurances can be given about when or whether cash shall be available for distributions to the Members.

4.14 Available Cash From Capital Events. All Available Cash resulting from a Capital Event (as distinguished from normal business operations or the dissolution of the Company) shall be distributed to the Members in accordance with their respective Percentage Interests as soon as practicable following the Manager's determination that cash is available for distribution.

4.15 Noncash Proceeds. If the proceeds from a sale or other disposition of an item of Company property consist of property other than cash, the value of that property shall be as determined by the Manager. If noncash proceeds are subsequently reduced to cash, that cash shall be taken into account by the Manager in determining Available Cash and the Manager shall determine whether the cash has resulted from operations or from a Capital Event.

4.16 Liquidating Proceeds. Notwithstanding any other provisions of this Agreement to the contrary, when there is a distribution in connection with a liquidation of the Company, or when any Member's interest is liquidated, all items of income and loss first shall be allocated to the Members' Capital Accounts under this Article 4, and other credits and deductions to the Members' Capital Accounts shall be made before the final distribution is made. The final distribution to the Members shall be made as provided in Section 9.2(c) of this Agreement. The provisions of this Section 4.16 and Section 9.2(c), shall be construed in accordance with the requirements of Treasury Regulation §1.704–1(b)(2)(ii)(b)(2).

## ARTICLE 5
## MANAGEMENT

5.1 Management. The business of the Company shall be managed by the Manager named in Section 2.9, or a successor Manager selected in the manner provided in Section 5.3. Except as otherwise set forth in this Agreement, all decisions concerning the management of the Company's business shall be made by the Manager.

5.2 Term of Manager. The Manager shall serve until the earlier of (1) the Manager's resignation, retirement, death, or disability; (2) the Manager's removal by the Member or Members holding a majority of the Class A Voting Membership Units; and (3) the expiration of the Manager's term as Manager, if a term has been designated at the time the Manger was appointed. A new Manager shall be appointed by the Member or Members holding a majority of the Class A Voting Membership Units on the occurrence of any of the foregoing events.

5.3 Appointment and Removal of Managers. The Manager shall be appointed by the Member or Members holding a majority of the Class A Voting Membership Units for (a) a term expiring with the appointment of a successor, or (b) a term expiring at a definite time specified in connection with the appointment. A Manager who is not also a Member may be removed with or without cause at any time by action of the Member or Members holding a majority of the Class A Voting Membership Units. A Manager who is also a Member may be removed only on the Vote the Member or Members holding all of the Class A Voting Membership Units. Any removal of a Manager shall be without prejudice to the rights of the Manager, if any, under an employment contract.

5.4 Authority and Duties of Manager. The Manager, who shall be the President of the Company unless a President is otherwise designated pursuant to Section 5.8, shall have the powers and duties described in Section 5.8 of this Agreement and any other powers and duties that may be prescribed in this Agreement or by the Member or Members holding a majority of the Class A Voting Membership Units.

Notwithstanding the foregoing, the Manager shall not take any of the following actions on behalf of the Company unless the Member or Members holding a majority of the Class A Voting Membership Units have consented to the taking of that action:

(a) Any act that would make it impossible to carry on the ordinary business of the Company;

(b) The dissolution of the Company;

(c) The disposition of all or a substantial part of the Company's assets not in the ordinary course of business;

(d) The incurring of any debt not in the ordinary course of business;

(e) A change in the nature of the principal business of the Company; and

(f) The entering into, on behalf of the Company, of any transaction constituting a "reorganization" within the meaning of Corporations Code §17711.01.

5.5 Procedure for Actions by Managers. Actions of the Manager shall be taken and recorded as determined by the Manager. No regular meetings of the Manager need be held.

5.6 Time Devoted to the Company. It is acknowledged that the Manager may have other business interests to which the Manager devotes part of the Manager's time. The Manager shall devote as much time to the conduct of the business of the Company as the Manager, in the Manager's own good faith and discretion, deems necessary.

5.7 Compensation. The Manager may receive compensation for the Manager's services as determined by the Manager. The Company shall reimburse the Manager for all expenses reasonably incurred by the Manager in the performance of the Manager's duties.

5.8 Officers of the Company. The Company shall have a President, who shall be the Manager, unless the Manager designates a President other than the Manager. The President shall serve at the direction of the Manager and shall be the chief executive officer of the Company and shall have general supervision of the business and affairs of the Company, shall preside at all meetings of Members, and shall have any other powers and duties usually vested in a chief executive officer and as delegated by the Manager. The Manager may provide for additional officers of the Company, may alter the powers and duties of the President, and shall establish the powers and duties of all other officers and the compensation of all Company officers.

5.9 Title to Assets. The Manager shall cause all assets of the Company, whether real or personal, to be held in the name of the Company.

5.10 Banking. All funds of the Company shall be deposited in one or more accounts with one or more recognized financial institutions in the name of the Company, at locations determined by the Manager. Withdrawal from those accounts shall require only the signature of the Manager or any other person or persons as the Manager may designate.

5.11 Transactions with the Company. Notwithstanding that it may constitute a conflict of interest, a Manager may, and may cause its Affiliates to, engage in any transaction (including the purchase, sale, lease, or exchange of any property or the rendering of any service, or the establishment of any salary, other compensation, or other terms of employment) with the Company as long as the transaction is not expressly prohibited by this Agreement and as long as (a) the terms and conditions of such transaction, on an overall basis, are fair and reasonable to the Company, or (b) Members holding a majority of the Voting Interests held by Members having no interest in such transaction (other than their interests as Members) affirmatively Vote or consent in writing to approve the transaction and its terms. Nothing in this Section will require a Manager to submit any such transaction to the Members for approval.

5.12 Attorney-In-Fact and Agent. Each Member, by joinder or consent to this Agreement, irrevocably constitutes and appoints the Manager as the Member's true and lawful attorney-in-fact and agent, with full power and authority in the Member's name, place, and stead to execute, acknowledge, and deliver, and to file or record in any appropriate public office: (a) any certificate or other instrument that may be necessary, desirable, or appropriate to qualify the Company as a limited liability company or to transact business as one in any jurisdiction in which the Company conducts business; (b) any certificate or amendment to the Company's articles of organization or to any certificate or other instrument that may be necessary, desirable, or appropriate to reflect an amendment approved by the Members in accordance with the provisions of this Agreement; (c) any certificates or instruments that may be necessary, desirable, or appropriate to reflect the dissolution and winding up of the Company; and (d) any certificates necessary to comply with the provisions of this Agreement. This power of attorney will be deemed to be coupled with an interest and will survive the Transfer of the Member's Transferable Interest. Notwithstanding the existence of this power of attorney, each Member agrees to join in the execution, acknowledgment, and delivery of the instruments referred to above if requested to do so by a Manager. This power of attorney is a limited power of attorney and does not authorize any Manager to act on behalf of a Member except as described in this Section.

## ARTICLE 6
## ACCOUNTS AND ACCOUNTING

6.1 Accounts. Complete books of account of the Company's business, in which each Company transaction shall be fully and accurately entered, shall be kept at the Company's principal executive office and at other locations that the Manager shall determine from time to time, and shall be open to inspection and copying on reasonable Notice by any Member or the Member's authorized representatives during normal business hours. The costs of inspection and copying shall be borne by the Member.

6.2 Accounting. Financial books and records of the Company shall be kept on the cash method of accounting. The financial statements of the Company shall be appropriate and adequate for the Company's business and for carrying out the provisions of this Agreement. The fiscal year of the Company shall be January 1 through December 31.

6.3 Records. At all times during the term of existence of the Company, and beyond that term if the Manager deems it necessary, the Manager shall keep or cause to be kept the books of account referred to in Section 6.2, together with:

(a) A current list of the full name and last known business or residence address of each Member and Transferee, together with the Capital Contribution and the share in Profits and Losses of each Member and Transferee;

(b) A current list of the full name and business or residence address of each Manager;

(c) A copy of the Articles of Organization, as amended;

(d) Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six (6) most recent tax years;

(e) An original executed copy or counterparts of this Agreement, as amended;

(f) Any powers of attorney under which the Articles of Organization or this Agreement or any amendments to the Articles of Organization or this Agreement were executed;

(g) Financial statements of the Company for the six most recent fiscal years; and

(h) The books and Records of the Company as they relate to the Company's internal affairs for the current and past four (4) fiscal years.

If the Manager deems that any of the foregoing items shall be kept beyond the term of existence of the Company, the repository of those items shall be as designated by the Manager.

6.4 Financial Statements. At the end of each fiscal year, the books of the Company shall be closed and examined, statements reflecting the financial condition of the Company and its Profits or Losses shall be prepared, and a report about those matters shall be issued by the Company's certified public accountants. Copies of the financial statements shall be given to all Members. In addition, all Members shall receive, not less frequently than at the end of each calendar quarter, copies of such financial statements regarding the previous calendar quarter as may be prepared in the ordinary course of business by the Manager or accountants selected by the Manager. The Manager shall cause an annual report to be sent to each Member within one hundred twenty (120) days after the end of the fiscal year of the Company. The annual report may be sent by electronic transmission by the Company and shall include:

(a) A balance sheet and income statement, and a statement of cash flows of the Company as of the close of the fiscal year; and

(b) A statement showing the Capital Account of each Member as of the close of the fiscal year and the distributions, if any, made to each Member during the fiscal year. Members representing at least thirty percent (30%) of the Members, by number, may request interim balance sheets and income statements, and may, at their own discretion and expense, obtain an audit of the Company books by certified public accountants selected by them; provided, however, that not more than one such audit shall be made during any fiscal year of the Company.

6.5 Income Tax Returns. Within ninety (90) days after the end of each taxable year of the Company, the Manager shall send to each of the Members and Transferees all information necessary for the Members and Transferees to complete their federal and state income tax or information returns and a copy of the Company's federal, state, and local income tax or information returns for that year.

6.6 Manager as Tax Matters Partner or Partnership Representative. For tax years ending on or before December 31, 2017, the Manager shall act as Tax Matters Partner of the Company under Internal Revenue Code §6231(a)(7). For tax years beginning on or after January 1, 2018, the Manager shall act as Partnership Representative under Internal Revenue Code §6223(a).

6.7 Authority to Be Exercised by Tax Matters Partner. For tax years ending on or before December 31, 2017, the Tax Matters Partner is authorized to do the following:

(a) Keep the Members informed of administrative and judicial proceedings for the adjustment of Company items (as defined in Internal Revenue Code §6231(a)(3)) at the Company level, as required under Internal Revenue Code §6223(g) and the implementing Regulations;

(b) Enter into settlement agreements under Internal Revenue Code §6224(c)(3) and applicable Regulations with the Internal Revenue Service or the Secretary of the Treasury (the Secretary) with respect to any tax audit or judicial review, in which agreement the Tax Matters Partner may expressly state that the agreement shall bind the other Members, except that the settlement agreement shall not bind any Member who (within the time prescribed under the Code and Regulations) files a statement with the Secretary providing that the Tax Matters Partner shall not have the authority to enter into a settlement agreement on behalf of that Member;

(c) On receipt of a notice of a final Company administrative adjustment, file a petition for readjustment of the Company items with the Tax Court, the District Court of the United States for the district in which the Company's principal place of business is located, or the United States Court of Federal Claims, all as contemplated under Internal Revenue Code §6226(a) and applicable Regulations;

(d) File requests for administrative adjustment of Company items on Company tax returns under Internal Revenue Code §6227(b) and applicable Regulations; and, to the extent those requests are not allowed in full, file a petition for adjustment with the Tax Court, the District Court of the United States for the district in which the Company's principal place of business is located, or the United States Court of Federal Claims, all as contemplated under Internal Revenue Code §6228(a); and

(e) Take any other action on behalf of the Members or the Company in connection with any administrative or judicial tax proceeding to the extent permitted by law or regulations, including retaining tax advisers (at the expense of the Company) to whom the Tax Matters Partner may delegate such rights and duties as deemed necessary and appropriate.

The Tax Matters Partner shall have no authority with respect to tax matters for tax years beginning on or after January 1, 2018.

6.8 Authority to Be Exercised by Partnership Representative. For tax years beginning on or after January 1, 2018, the Partnership Representative shall have the authority, and the Members shall have the obligations, described in the following subsections.

(a) For purposes of this Section 6.8, all references to sections of the Internal Revenue Code are to the Internal Revenue Code provisions enacted by the Bipartisan Budget Act of 2015 (Pub L 114–74, 129 Stat 584), as such provisions may subsequently be amended.

(b) The obligations of each Member or former Member under this Section 6.8 shall survive the transfer or redemption by a Member of its Membership Interest and the termination of this Agreement or the dissolution of the Company.

(c) The Partnership Representative, in its sole discretion, shall have the right to make on behalf of the Company any and all elections and take any and all actions that are available to be made or taken by the Partnership Representative or the Company (including, if applicable, any election under Internal Revenue Code §6226(a)). The Members shall take any and all actions requested by the Partnership Representative consistent with any elections made and actions requested by the Partnership Representative, including, without limitation, filing amended tax returns and paying any tax or adjustment due.

(d) No later than ten (10) business days after the Partnership Representative has knowledge of any audit or proceeding concerning the Company, the Partnership Representative shall notify the Members of the existence of such audit or proceeding. Each Member shall have the right to have a tax advisor of its own choosing participate in, but not direct, the prosecution or defense of such audit or proceeding at such Member's sole expense. The Partnership Representative shall make commercially reasonable efforts to facilitate such tax advisor's participation.

(e) If the Company is qualified to elect under Internal Revenue Code §6221(b) to have Subchapter C of Chapter 63 of the Internal Revenue Code not apply to any federal income tax audits and other proceedings, the Manager may cause the Company to make such election.

(f) If any adjustment in the amount of any item of income, gain, loss, deduction, or credit of a partnership, or any partner's distributive share thereof, is finally determined with respect to the Company, and the Partnership Representative has not yet caused the Company to make the election under Internal Revenue Code §6226(a): (i) the Members shall take all actions requested by the Partnership Representative, including, without limitation, filing amended tax returns and paying any tax or adjustment due; (ii) if applicable, the Partnership Representative shall use commercially reasonable efforts to make any modifications available under Internal Revenue Code §6225(c)(3), (4), and (5); and (iii) any imputed underpayment (as determined in accordance with Internal Revenue Code §6225) or adjustment that does not give rise to an imputed underpayment shall be apportioned among the Members, for the taxable year in which the adjustment is finalized, in such manner as may be necessary (as determined by the Partnership Representative in good faith) so that, to the maximum extent possible, the tax and economic consequences of the partnership adjustment and any associated interest and penalties are borne by the Members based on their interests in the Company for the reviewed year.

(g) If any subsidiary of the Company (i) pays any adjustment under Internal Revenue Code §6225; (ii) requires the Company to file an amended tax return and pay associated taxes to reduce the amount of a partnership adjustment imposed on the subsidiary, or (iii) makes an election under Internal Revenue Code §6226(a), the Partnership Representative will cause the Company to make an administrative adjustment request as provided in Internal Revenue Code §6227 consistent with the principles and limitations set forth above for adjustments of the

Company, and the Members will take such actions reasonably requested by the Partnership Representative in furtherance of such administrative adjustment request.

(h) If the Company pays any imputed adjustment amount under Internal Revenue Code §6225, the Manager will seek reimbursement from the Members (including any former Member) to whom such liability relates. Each Member hereby agrees to pay the reimbursement amount to the Company, and such amount will not be treated as a Capital Contribution. Any reimbursement amount not paid by a Member (or former Member) at the time requested by the Manager will accrue interest at the prime rate until paid, and such Member (or former Member) will also be liable to the Company for any damages resulting from a delay in making the payment after the date that the payment is requested by the Manager. Without reduction in a Member's (or former Member's) obligation under the preceding paragraphs, any imputed adjustment amount paid by the Company that is attributable to a Member (or former Member) that is not paid by such Member will be treated as a distribution to such Member (or former Member).

(i) Expense items attributable to the audit and final determination of any imputed adjustment amount of the Company will be specially allocated to each Member in proportion to which each Member bears the cost of such imputed adjustment amount.

(j) To the extent that a portion of the tax liabilities imposed under Internal Revenue Code §6225 relates to a former Member, the Manager may require that former Member to indemnify the Company for its allocable portion of such tax. Each Member acknowledges and agrees that, notwithstanding the transfer or redemption of all or any portion of its interest in the Company, it will remain liable for all tax liabilities with respect to its allocable share of income and gain of the Company for the Company's taxable years (or portions thereof) prior to such transfer or redemption. The obligations of each Member or former Member under this Section 6.8 shall survive the transfer or redemption by such Member of its Membership Interest and the termination of this Agreement or the dissolution of the Company.

## ARTICLE 7
## MEMBERSHIP—MEETINGS, VOTING, INDEMNITY

7.1 Membership Classes and Voting Rights. There shall be two classes of membership – Class A Voting Membership and Class B Nonvoting Membership. Each class shall have the same rights to participate in Profits and Losses. Class A Voting Members shall have the right and power to vote on all matters related to the Company, including the power to appoint, remove, and replace the Manager of the Company and the right to Vote on all other matters to which Members are so entitled under this Agreement or under the Act (unless modified by this Agreement or unless the Act does not permit modification by an operating agreement). Each Class A Voting Member shall Vote in proportion to the Member's interest with respect Class A Voting Units only as of the governing record date, determined in accordance with this Section. If a Member has transferred all or part of the Member's Transferable Interest to a person who has not been admitted as a Member, the Transferring Member shall Vote in proportion to the Percentage Interest that the Transferring Member would have had if the transfer had not been made.

7.2 Record Dates. The record date for determining the Members entitled to receive Notice of any meeting, to Vote, to receive any distribution, or to exercise any right in respect of any other lawful action shall be the date set by the Manager; provided that the record date shall not be more than sixty (60), nor less than ten (10) calendar days prior to the date of the meeting and not more than sixty (60) calendar days before any other action. In the absence of any action setting a record date, the record date shall be determined in accordance with Corporations Code §17704.07(p).

7.3 Membership Certificates and Ledger. The Company may issue certificates evidencing Membership Interests ("Membership Certificates") as further described for each type of Membership Unit below. Any Membership Certificates shall be in a form approved by the Manager, shall be manually signed by the Manager, and shall bear a conspicuous legend evidencing restrictions created by this Agreement. All issuances, reissuances, exchanges, and other transactions in Membership Interests involving Members, whether or not evidenced by a Membership Certificate shall be recorded in a permanent ledger as part of the books and records of the Company.

(a) Class A Voting Membership Certificates. The Company shall issue certificates evidencing Class A Voting Units to Members entitled to such Class A Voting Units of the Company. The Class A Voting Membership Certificates shall continue to be issued as necessary to reflect current Class A Voting Membership Interests held by the relevant Members.

(b) Class B Nonvoting Membership Certificates. The Company may, but is not required to, issue certificates evidencing Class B Nonvoting Units to Members entitled to such Class B Nonvoting Units of the Company. The Class B Nonvoting Membership Certificates may be issued to some Class B Nonvoting Members, though need not continue to be issued for all Class B Nonvoting Members. The existence or nonexistence of a certificate with respect to Class B Nonvoting Membership Units shall have no effect on the rights or interests of any Class B Member.

The Company may issue a new certificate for Membership Units of the Company in place of any certificate previously issued, alleged to have been lost or destroyed, provided that Manager may, in the Manager's discretion, require the owner of the lost or destroyed certificate or his legal representatives, to give the Company such representations or assurances, including a bond in such form and amount as the Manager may direct, and with such surety or sureties as may be satisfactory to indemnify the Company and its transfer agents and registrars, if any, against any claims that may be made against it or any such transfer agent or registrar on account of the issuance of such new certificate. A new certificate may be issued without requiring any bond when, in the judgment of the Manager, such is proper.

7.4 Meetings: Call, Notice, and Quorum. There shall be no annual meeting of Members. Special meetings of the Voting Members may be called at any time by the Manager, or by Members representing more than ten percent (10%) of the Class A Voting Membership Units, for the purpose of addressing any matters on which the Members may Vote. If a meeting of the Voting Members is called, Notice of the call shall be delivered to the Manager. Meetings may be held at the principal executive office of the Company or at any other location designated by the Manager. Following the call of a meeting, the Manager shall give Notice of the meeting not less than ten (10), or more than sixty (60) calendar days before the meeting date to all Members entitled to Vote at the meeting. The Notice shall state the place, date, and hour of the meeting, the means of electronic transmission by and to the Company or electronic video communication, if any, and the general nature of business to be transacted. No other business may be transacted at the meeting. A quorum at any meeting of Members shall consist of a Majority of Members, represented in person or by Proxy. The Members present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of a sufficient number of Members to leave less than a quorum, if the action taken, other than adjournment, is approved by the requisite Percentage Interest of Members as specified in this Agreement or the Act.

7.5 Adjournment of Meetings. A meeting of Members at which a quorum is present may be adjourned to another time or place and any business that might have been transacted at the original meeting may be transacted at the adjourned meeting. If a quorum is not present at an original meeting, that meeting may be adjourned by the Vote of a majority of Voting Interests represented either in person or by Proxy. Notice of the adjourned meeting need not be given to Members entitled to Notice if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, unless (a) the adjournment is for more than forty-five (45) days, or (b) after the adjournment, a new record date is fixed for the adjourned meeting. In the situations described in clauses (a) and (b), Notice of the adjourned meeting shall be given to each Member of record entitled to Vote at the adjourned meeting.

7.6 Waiver of Notice. The transactions of any meeting of Members, however called and noticed, and wherever held, shall be as valid as though consummated at a meeting duly held after regular call and notice, if (a) a quorum is present at that meeting, either in person or by Proxy, and (b) either before or after the meeting, each of the persons entitled to Vote, not present in person or by Proxy, signs either a written waiver of notice, a consent to the holding of the meeting, or an approval of the minutes of the meeting. Attendance of a Member at a meeting shall constitute waiver of notice, unless that Member objects, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be described in the notice of the meeting and not so included, if the objection is expressly made at the meeting.

7.7 Proxies. At all meetings of Members, a Member may Vote in person or by Proxy. The Proxy shall be filed with the Manager before or at the time of the meeting, and may be filed by facsimile transmission or electronic transmission to the Manager at the principal executive office of the Company or any other address given by the Manager to the Members for those purposes.

7.8 Participation in Meetings by Electronic Means. A meeting of the Members may be conducted, in whole or in part, by electronic transmission by and to the Company or by electronic video communication if (1) the Company implements reasonable measures to provide Members (in person or by Proxy) a reasonable opportunity to participate in the meeting and to vote on matters submitted to the Members, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with those proceedings, and if (2) any

Member Votes or takes other action at the meeting by means of electronic transmission to the Company or electronic video communication, a record of that vote or action is maintained by the Company.

7.9 Action by Members Without a Meeting. Any action that may be taken at any meeting of the Members may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by Members having not less than the minimum number of Votes that would be necessary to authorize or take that action at a meeting at which all Members entitled to Vote were present and voted. If the Members are requested to consent to a matter without a meeting, each Member shall be given notice of the matter to be voted on in the manner described in Section 7.4. Any action taken without a meeting shall be effective when the required minimum number of Votes have been received. Prompt Notice of the action taken shall be given to all Members who have not consented to the action.

7.10 No Agency; Indemnification. No Member acting solely in the capacity of a Member is an agent of the Company, nor can any Member acting solely in the capacity of a Member bind the Company or execute any instrument on behalf of the Company. Accordingly, each Member shall indemnify, defend, and hold harmless each other Member and the Company from and against any and all loss, cost, expense, liability, or damage arising from or out of any claim based on any action by the Member in contravention of the first sentence of this Section 7.10.

## ARTICLE 8
## DISSOCIATION OF MEMBERS AND TRANSFERS OF MEMBERSHIP INTERESTS

8.1 Dissociation of Members. A Member may dissociate from the Company at any time by giving Notice of dissociation to the Manager at least sixty (60) calendar days before the effective date of dissociation. Dissociation shall not release a Member from any obligations and liabilities under this Agreement accrued or incurred before the effective date of dissociation. A dissociating Member shall divest the Member's entire Membership Interest before the effective date of dissociation in accordance with and subject to the provisions of this Article 8.

8.2 Restrictions on Transfer. Membership Units are held, and may only be transferred, assigned, pledged, hypothecated, sold, or otherwise disposed of, in accordance with all of the terms and conditions of this Agreement. Any such transfer, assignment, pledge, hypothecation, sale, or disposition, even though in full compliance with the terms of this Agreement, shall only transfer the right represented by such transferred Membership Unit to receive a share of the capital, profits, and cash available for distribution by the Company and shall not result in making any such subsequent holder a Member of the Company, unless such transferee is admitted as an Additional Member with Manager consent as provided in this Agreement.

In addition to other limitations on transfer or disposition of a Membership Unit set forth herein, no disposition of any Membership Unit by a Member may be made if the Membership Unit or any part thereof sought to be transferred, when added to the total of all other Membership Units disposed of within the period of 12 consecutive months prior to the proposed date of disposition, in the opinion of counsel for the Company, results in the termination of the Company under the Code. Further, no disposition of any Membership Unit may be made without registration under the Securities Act of 1933, as amended, and under state securities laws or unless the an exemption from registration is available. In addition, no disposition of any Membership Unit may be made if such disposition would cause the Company to be treated as an association taxable as a corporation rather than as a limited liability company subject to the provisions of Subchapter K of the Code, or any comparable provisions then in effect.

Transfer of Membership Units of the Company shall be made on the books of the Company by the holder of record thereof, or by its attorney thereunto duly authorized or any of its transfer agents, and on surrender of the Membership Certificate, if any issued for such Membership, properly endorsed or accompanied by proper instruments of transfer, representing such Membership Units. Except as provided by law, the Company and transfer agents and registrars, if any, shall be entitled to treat the holder of record of any Membership Units as the absolute owner thereof for all purposes and, accordingly, shall not be required to recognize any legal, equitable or other claim to or interest in such Membership Units on the part of any other person whether or not it or they shall have express or other notice thereof.

Until approval and admission of a subsequent holder as an Additional Member has been completed, any transferor shall continue as a Member of the Company with respect to such transferred Membership Units for all purposes other than participation in the capital, profits, and cash available for distribution by the Company related to the transferred Membership Units. The admission of a transferee of Membership Units as an Additional Member shall not affect the dissolution of the Company. No Additional Members shall be entitled to any retroactive allocation of losses, income or expense deductions incurred by the Company.

Notwithstanding any other provision of this Agreement to the contrary, a Member who is a natural person may Transfer all or any portion of his or her Membership Interest to any revocable trust created for the benefit of the Member, or any combination between or among the Member, the Member's spouse or domestic partner, and the Member's issue, provided that the Member retains a beneficial interest in the trust and all of the Voting Interest included in the Membership Interest. A Transfer of a Member's beneficial interest in the trust, or failure to retain the Voting Interest, shall be deemed a Transfer of a Membership Interest.

8.3 [Reserved.]

## ARTICLE 9
## DISSOLUTION AND WINDING UP

9.1 Events of Dissolution. The Company shall be dissolved on the first to occur of the following events:

(a) The written agreement of fifty percent (50%) or more of the voting interests of Members to dissolve the Company.

(b) The sale or other disposition of substantially all of the Company's assets.

(c) Entry of a decree of judicial dissolution under Corporations Code §17707.03.

9.2 Winding Up. On the dissolution of the Company, the Company shall engage in no further business other than that necessary to wind up the business and affairs of the Company. The Manager or, if there is no Manager, the Members, shall wind up the affairs of the Company. The Manager or Members winding up the affairs of the Company shall give Notice of the commencement of winding up by mail to all known creditors and claimants against the Company whose addresses appear in the records of the Company. After paying or adequately providing for the payment of all known debts of the Company (including debts owing to Members), the remaining assets of the Company shall be distributed or applied in the following order:

(a) To pay the expenses of liquidation;

(b) To the establishment of reasonable reserves for contingent liabilities or obligations of the Company. On the determination that reserves are no longer necessary, they shall be distributed as provided in this Section 9.2;

(c) Among the Members with Positive Capital Account Balances as provided in Section 4.16.

9.3 Deficits. Each Member shall look solely to the assets of the Company for the return of the Member's investment, and if Company property remaining after the payment or discharge of the Company's debts and liabilities is insufficient to return the investment of each Member, the Member shall have no recourse against any other Members for indemnification, contribution, or reimbursement, except as specifically provided in this Agreement.

## ARTICLE 10
## INDEMNIFICATION AND ARBITRATION

10.1 Indemnification. The Company shall have the power to indemnify any Person who was or is a party, or who is threatened to be made a party, to any Proceeding by reason of the fact that the Person was or is a Member, Manager, officer, employee, or other agent of the Company, or was or is serving at the request of the Company as a director, officer, employee, or other Agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by that Person in connection with the proceeding, if that Person acted in good faith and in a manner that the Person reasonably believed to be in the best interests of the Company, and, in the case of a criminal proceeding, the Person had no reasonable cause to believe that the Person's conduct was unlawful. The termination of any proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Person did not act in good faith and in a manner that the Person reasonably believed to be in the best interests of the Company, or that the Person had reasonable cause to believe that the Person's conduct was unlawful.

To the extent that an agent of the Company has been successful on the merits in defense of any Proceeding, or in defense of any claim, issue, or matter in any Proceeding, the agent shall be indemnified against expenses actually and reasonably incurred in connection with the Proceeding. In all other cases, indemnification shall be provided by the Company only if authorized in the specific case by the Member or Members holding a majority of the Class A Voting Membership Units.

"**Agent**," as used in this Section, shall include a trustee or other fiduciary of a plan, trust, or other entity or arrangement described in Corporations Code §207(f).

"**Proceeding**," as used in this Section means any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative, or investigative.

Expenses of each Person indemnified under this Agreement actually and reasonably incurred in connection with the defense or settlement of a proceeding may be paid by the Company in advance of the final disposition of the proceeding, as authorized by the Manager who are not seeking indemnification or, if there are none, by the Member or Members holding a majority of the Class A Voting Membership Units, on receipt of an undertaking by that Person to repay that amount unless it shall ultimately be determined that the Person is entitled to be indemnified by the Company. "Expenses," as used in this Section, includes, without limitation, attorney fees and expenses of establishing a right to indemnification, if any, under this Section.

10.2 Arbitration. Any action to enforce or interpret this Agreement, or to resolve disputes over this Agreement between the Company and a Member, or between or among the Members, shall be settled by arbitration in accordance with the rules of the American Arbitration Association. Arbitration shall be the exclusive dispute resolution process in the state of California, but arbitration shall be a nonexclusive process elsewhere. Any party may commence arbitration by sending a written demand for arbitration to the other parties. The demand shall set forth the nature of the matter to be resolved by arbitration. The Manager shall select the place of arbitration. The substantive law of the state of California shall be applied by the arbitrator to the resolution of the dispute. The parties shall share equally all initial costs of arbitration. The prevailing party shall be entitled to reimbursement of attorney fees, costs, and expenses incurred in connection with the arbitration. All decisions of the arbitrator shall be final, binding, and conclusive on all parties. Judgment may be entered on any such decision in accordance with applicable law in any court having jurisdiction of it. The arbitrator (if permitted under applicable law) or the court may issue a writ of execution to enforce the arbitrator's decision.

## ARTICLE 11
## GENERAL PROVISIONS

11.1 Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to its subject matter. This Agreement replaces and supersedes all prior written and oral agreements by and among the Members and Manager or any of them.

11.2 Counterpart Executions. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Executed counterparts of this agreement may be delivered by facsimile transmission or by delivery of a scanned counterpart in portable document format (PDF) by e-mail, in either case with delivery confirmed. On such confirmed delivery, the signatures in the facsimile or PDF data file shall be deemed to have the same force and effect as if the manually signed counterpart had been delivered to the other party in person.

11.3 Governing Law; Severability. This Agreement shall be construed and enforced in accordance with the laws of the state of California. If any provision of this Agreement is determined by any court of competent jurisdiction or arbitrator to be invalid, illegal, or unenforceable to any extent, that provision shall, if possible, be construed as though more narrowly drawn, if a narrower construction would avoid that invalidity, illegality, or unenforceability or, if that is not possible, the provision shall, to the extent of that invalidity, illegality, or unenforceability, be severed, and the remaining provisions of this Agreement shall remain in effect.

11.4 Binding Effect. This Agreement shall be binding on and inure to the benefit of the parties and their heirs, personal representatives, and permitted successors and assigns.

11.5 Number and Gender. Whenever used in this Agreement, the singular shall include the plural and the plural shall include the singular, and the neuter gender shall include the male and female as well as a trust, firm, company, or corporation, all as the context and meaning of this Agreement may require.

11.6 Further Assurances. The parties to this Agreement shall promptly execute and deliver any and all additional documents, instruments, notices, and other assurances, and shall do any and all other acts and things reasonably necessary in connection with the performance of their respective obligations under this Agreement and to carry out the intent of the parties.

11.7 Members' Other Business. Except as provided in this Agreement, no provision of this Agreement shall be construed to limit in any manner the Members or Manager in the carrying on of their own respective businesses or activities.

11.8 Agent. Except as provided in this Agreement, no provision of this Agreement shall be construed to establish a Member as the agent of any other Member.

11.9 Authority to Contract. Each Member represents and warrants to the other Members that the Member has the capacity and authority to enter into this Agreement.

11.10 Titles and Headings. The article, section, and subsection titles and headings in this Agreement are inserted as matters of convenience and for ease of reference only and shall be disregarded for all other purposes, including the construction or enforcement of this Agreement or any of its provisions.

11.11 Amendment. This Agreement may be altered, amended, by the Manager with the affirmative vote of the Member or Members holding a majority of the Class A Voting Membership Units. An amendment shall be effective on the date it is duly approved by the Manager and required Members, and shall be binding on all Members thereafter.

11.12 Time of the Essence. Time is of the essence for every provision of this Agreement that specifies a time for performance.

11.13 No Third Party Beneficiary Intended. This Agreement is made solely for the benefit of the parties to this Agreement and their respective permitted successors and assigns, and no other person or entity shall have or acquire any right by virtue of this Agreement.

IN WITNESS WHEREOF, the parties have executed or caused to be executed this Agreement on the day and year first above written. The parties hereby acknowledge and consent to the modification of fiduciary duties of the Managers as set forth in this Agreement.

Signatures of Manager:

John W. Whetstone, Sr.

Signatures of Member:

John W. Whetstone, Sr.

## EXHIBIT "A"

### Initial Member(s)

| Name and Contact | Initial Capital Contribution (Value) | Membership Units Issued |
| --- | --- | --- |
| John W. Whetstone, Sr.<br>2017 East Hillcrest Drive<br>Visalia, California 93292 | Intellectual Property associated with WIN Automotive Repair App ($2,550,000) | 5,100 Class A Voting Membership Units |

EXHIBIT "B"

**Articles of Organization**

*(Attached)*